THE INVESTMENT HOUSE FUNDS

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

February 3, 2023

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Investment House Growth Fund

1933 Act Registration No. 333-71402

1940 Act Registration No. 811-10529

Ladies and Gentlemen:

On January 27, 2023, The Investment House Funds (the “Trust”) filed with the U. S. Securities and Exchange Commission a preliminary copy of the Notice of Meeting, Proxy Statement and Proxy Card to be furnished to shareholders of the Investment House Growth Fund (the “Fund”), a portfolio of the Trust, in connection with a Special Meeting of Shareholders of the Fund to be held on March 15, 2023 (the “Special Meeting”). The preliminary proxy materials were filed pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.

At the Special Meeting, shareholders of the Fund will be asked to approve a new investment advisory agreement between the Trust, on behalf of the Fund, and The Investment House LLC (the “Advisor”).

On January 31, 2022, the Trust received verbal comments on the preliminary proxy materials from Ashley Vroman-Lee of the Staff of the Division of Investment Management. The Staff’s comments are summarized below, with the Trust’s response below each comment.

1. Comment: The Proxy Statement includes a link to an online version of the Proxy Statement. Please confirm that this link is operational.

Response: The Trust confirms that the link will be operational at the time the Proxy Statement is published to shareholders.

2. Comment: Please comply with the safe harbor provisions of Section 15(f) of the Investment Company Act of 1940 (the “1940 Act”). Please disclose that the Trust is in compliance with the two conditions of the safe harbor and that the Advisor is not in breach of its fiduciary duty under Section 36 of the 1940 Act.

Response: The Trust confirms that it is the intention of the Trust and the Advisor that the two conditions of the safe harbor be met. The Trust will add related disclosure to the Proxy Statement.

As it relates to your comment regarding complying with Section 36(b), the Trust notes that the Interim Agreement and the New Agreement were presented to the Board of Trustees for review and approval at a recent Board meeting. At the meeting, the Board was provided with detailed information from TIHL describing the nature, extent and quality of services to be provided, investment results of the Fund, information on advisory fees and total expenses of the Fund, any ancillary benefits enjoyed by TIHL, and any economies of scale realized by the Fund.  The Board was given the opportunity to discuss the materials with TIHL and was directed by counsel throughout the process.  In addition, the Trust believes that the Interim Agreement and the New Agreement both precisely describe all compensation being paid or will be paid to TIHL. Furthermore, to avoid any potential concerns as it relates to Section 36(b) TIHL has agreed to pay all the costs associated with the shareholder meeting.

3. Comment: Please explain why the Board of Trustees (the “Board”) thought the following was an appropriate consideration with respect to approval of the investment advisory agreement.

“…(iv) the advisory fees charged by TIHL to the Fund were within the range of advisory fees charged by TIHL to its privately managed accounts.”

Response: In considering the approval of the new investment advisory agreement, the Board was advised by counsel to consider a comparison of the services to be rendered and the amounts to be paid under the new agreement with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies (the Fund’s “peer group”) and other types of clients. Because TIHL does not serve as investment adviser to any registered funds other than the Fund, the Board determined that it would be relevant to consider the fees charged by TIHL to its privately managed accounts with similar investment mandates. As noted in the Proxy Statement, the Board also discussed and considered the significant investment, operational and regulatory differences between advising a mutual fund and non-fund client accounts. The Trust will revise the disclosure in the Proxy Statement to disclose why such information was considered.

4. Comment: Because the approval of an investment advisory agreement is considered a “non-routine” matter, please state that “broker non-votes” will not be counted for purposes of determining whether a quorum is present.

Response: The Trust will revise the disclosure in the Proxy Statement as requested.

5. Comment: When providing information regarding principal shareholders of the Fund and ownership of Fund shares by members of the Board, please include information regarding the number of shares owned by each such person.

Response: The Trust will revise the disclosure in the Proxy Statement as requested.

If you have any questions or comments with respect to this filing, please do not hesitate to contact me directly at (513) 869-4300.

Very truly yours,

Carol J. Highsmith

Assistant Secretary